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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2005

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

Contact:
Gil Trotino
VP, WW Marketing
Magic Software Enterprises
(949) 250-1718 X299

gtrotino@magicsoftware.com

Butler Group Serves-up Magic EAI Report

Magic iBOLT – more rapid deployment than some large-scale integration tools

Or Yehuda, Israel, (May 5, 2005) - Magic Software Enterprises (NASDAQ: MGIC), a leading provider of state-of-the-art development and integration technology, announced today that a recent Technology Audit report on Enterprise Application Integration (EAI) from Butler Group concludes that ‘organizations needing to rapidly integrate a diverse range of applications should seriously consider Magic Software’s iBOLT suite, particularly where rapid return on investment and fast project delivery are critical.’

According to Butler Group, one of the drawbacks with EAI tools has been that they are too expensive, and therefore they do not get used. It seems that the major cost of an integration project is frequently in the development cycle and not necessarily in the initial software licenses.

In the report, Teresa Jones, Senior Research Analyst at Butler Group writes, “Where iBOLT delivers value is principally in its affordability in comparison to many of the better-known EAI products… Magic’s iBOLT also enables significantly more rapid deployment than some of the large-scale integration tools and offers a high degree of scalability.”

Avigdor Luttinger, Head of the iBOLT program at Magic comments, “Since its launch, Magic iBOLT has gone from strength to strength winning business in competitive pitches over a wide range of different industries.  This report further validates the feedback we receive from customers that Magic iBOLT offers a rapid return on investment through faster integration and ease of deployment.”

The full report can be accessed at http://www.magicsoftware.com/news/industry.

About Magic Software Enterprises
Magic Software Enterprises, a subsidiary of Formula Systems (Nasdaq: FORTY), develops, markets and supports software development, deployment and integration technology (www.magicsoftware.com/ibolt) that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems. Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries. The Company's North American subsidiary is located at 17310 Redhill Avenue #270, Irvine, CA 92614-5637, telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404, http://www.magicsoftware.com/.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ Menachem Hasfari

Menachem Hasfari

Chief Executive Officer

Date: May 5, 2005